Exhibit 99.2

Yintech to Acquire the Second Largest Online Provider of Spot Commodity Trading Services in China

SHANGHAI, China, Aug. 24, 2016 (GLOBE NEWSWIRE) — Yintech Investment Holdings Limited (NASDAQ:YIN) (“Yintech” or the “Company”), the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, today announced that it has entered into a definitive agreement (“Definitive Agreement”) to acquire 100% equity interest in Gold Master (HK) Company Limited (“Gold Master”), which, through its subsidiaries, offers online spot commodity trading services to individual customers in China on the Shanghai Gold Exchange.

The table below sets forth the leading trading services providers for online spot commodity trading in China, according to an industry report compiled by Euromonitor:

Ranking [1]	Trading Service Provider	Main Exchanges Operating On	Estimated Customer Trading Volume in 2015 (RMB billion)	As % of Total Trading Volume of Individual Investors in 2015
1	Yintech	Tianjin Exchange, Guangdong Exchange and Shanghai Gold Exchange	660	4.0%
2	Gold Master [2]	Shanghai Gold Exchange	600	3.7%
3	Company B	Guangdong Exchange	350	2.1%
4	Company C	Shanghai Gold Exchange, South Rare Precious Metals Exchange	300	1.8%
5	Company D	Tianjin Exchange	280	1.7%

Note:

(1) The estimated customer trading volume data have been determined via a fieldwork program consisting of desk research and trade interviews. While audited data was available for some of the companies, they do not break down to the trading data as disclosed in the chart above. For these companies as well as the companies that are in the market but not publicly listed, Euromonitor has estimated their trade volume based on various trade sources.

(2) Gold Master was referred to as “Company A” in the Industry section of Yintech’s IPO Prospectus

Gold Master has grown rapidly since operations began in 2012. For the year ended December 31, 2015 and the six months ended June 30, 2016, Gold Master had customer trading volume of RMB604.1 billion (accounting for approximately 14.9% of total trading volume by individual investors on the Shanghai Gold Exchange in 2015) and RMB753.8 billion, respectively. Gold Master’s revenues and net profits during the same periods were RMB208.2 million and RMB257.9 million, respectively, and RMB54.0 million and RMB41.9 million, respectively.

The acquisition is expected to significantly enhance Yintech’s presence on the Shanghai Gold Exchange, which is the only exchange overseen by the People’s Bank of China and permitted to conduct spot trading of gold in China. Upon completion of the acquisition, Yintech is expected to become the largest trading services provider on each of the three largest exchanges for online spot commodity trading in China, namely the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange.

Under the terms of the Definitive Agreement and subject to certain closing conditions, Yintech has agreed to acquire a 100% equity stake in Gold Master for a combination of cash and share consideration, including US$42.2 million in cash and US$150.7 million in newly issued Yintech ordinary shares (“Consideration Shares”). Consideration Shares will be issued at US$0.75 per share, equivalent to US$15.00 per American Depositary Shares (“ADS”, one ADS represents 20 ordinary shares). The Company will issue 200,890,940 Consideration Shares in total (equivalent to 10,044,547 ADSs), representing 14.71% of the enlarged share capital of the Company.

“We are pleased to announce the acquisition of Gold Master,” commented Mr. Wenbin Chen, Chairman and CEO of Yintech. “Gold Master and its highly experienced team have done a fantastic job in building a solid business by focusing on premier customers, developing strong brand recognition, investing in proprietary technology and delivering best-in-class services to their customers. After the transaction, Gold Master will continue to operate under its own brand. By joining forces, we believe the two largest players in the industry will be able to create tremendous value for our customers and shareholders.”

“This transaction is an important part of our plan to enhance our presence on the Shanghai Gold Exchange and extend our leadership from spot trading of silver to gold,” said Mr. Jingbo Wang, CFO of Yintech. “Gold Master is the clear leader on the Shanghai Gold Exchange, with the majority of customer trading volume in gold. By acquiring Gold Master, we will be able to gain significant market share on the Shanghai Gold Exchange and benefit from business synergies and cost savings.”

SINA Corporation (NASDAQ:SINA), through its wholly-owned subsidiary MeMeStar Limited, owns 15% of Gold Master and will receive 30,133,640 ordinary shares (equivalent to 1,506,682 ADSs) in this transaction, which will increase its holding of Yintech from 1.27% to 3.29%.

Panhou International Management Limited (“Panhou”), through a fund under its management,  holds 684,764 ADSs as of August 23, 2016 through subscription in the Company’s initial public offering and subsequent open market purchases. A fund under the management of an affiliate of Panhou owns 47.33% of Gold Master and will receive 95,081,680 ordinary shares (equivalent to 4,754,084 ADSs) in this transaction, representing 6.96% of enlarged share capital of the Company. After the transaction, Panhou and its affiliates will hold 7.96% of the Company. The Company entered into a risk and return transfer arrangement in August 2015 with an affiliate of Panhou to pass the risks and returns associated with the Company’s principal positions resulting from customers’ trading activities for a term of 5 years.

Pine River Holdings Limited (“Pine River”), controlled by an independent third party individual,  holds 19.82% of Gold Master and will receive 39,816,580 ordinary shares (equivalent to 1,990,829 ADSs) in this transaction, representing 2.92% of enlarged share capital of the Company.

Resources Fancy Limited (“Resources Fancy”), controlled by a senior management of Gold Master, holds 17.85% of Gold Master and will receive 35,859,040 ordinary shares (equivalent to 1,792,952 ADSs) in this transaction, representing 2.63% of enlarged share capital of the Company.

Each of Panhou, MeMeStar, Pine River and Resources Fancy has agreed in the Definitive Agreement not to sell, contract to sell, pledge or otherwise dispose of, including through private sales, directly or indirectly, any Consideration Shares until October 24, 2016. In addition, the Consideration Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Under SEC Rule 144, the Consideration Shares may become eligible for public sale in the United States after six months of their issuance.

The following table shows the shareholding structure of the Company immediately before and after the completion of this acquisition, assuming there is no change in the issued share capital of the Company on or before the completion of this acquisition other than issuance of Consideration Shares.

	Ordinary shares beneficially owned immediately before completion of this acquisition			Ordinary shares beneficially owned immediately after completion of this acquisition
	Number		Percentage	Number		Percentage
Wenbin Chen	400,000,000		34.34%	400,000,000		29.29%
Ming Yan	300,000,000		25.76%	300,000,000		21.97%
Ningfeng Chen	300,000,000		25.76%	300,000,000		21.97%
SINA Corporation	14,814,815		1.27%	44,948,455		3.29%
Panhou	13,695,280	*	1.18%	108,776,960	[3]	7.96%
Pine River	—		—	39,816,580		2.92%
Resources Fancy	—		—	35,859,040		2.63%
Other shareholders	136,304,720	*	11.70%	136,304,720	*	9.98%
Total	1,164,814,815		100.00%	1,365,705,755		100.00%

* representing shareholding in the form of ADS

Note: (3) Including 13,695,280 ordinary shares in the form of ADS

Gold Master expects its 2016 net income to be in excess of RMB140.0 million. In the case that the 2016 net profit of Gold Master falls short of RMB140.0 million, total consideration shall be reduced by the shortfall, which shall be remitted by Panhou to the Company.

This acquisition is subject to customary closing conditions. The Company expects the acquisition to be completed on or before September 30, 2016.

Yintech was advised by Jefferies.

Operational highlights of Gold Master in comparison with Yintech

	For the year ended		For the six months ended
	December 31, 2014	December 31, 2015	June 30, 2015	June 30, 2016
Customer trading volume (in RMB billion)
Gold Master — Shanghai Gold Exchange	253.8	604.1	155.9	753.8
Yintech — Shanghai Gold Exchange	—	2.7	—	67.4
Yintech — Tianjin and Guangdong Exchanges [4]	623.4	657.0	365.0	578.7
Net commissions and fees (in RMB million)
Gold Master —Shanghai Gold Exchange	65.5	206.7	47.9	236.4
Yintech — Shanghai Gold Exchange	—	0.9	—	22.0
Yintech — Tianjin and Guangdong Exchanges [4]	860.8	989.8	552.9	783.0
Active accounts [5]
Gold Master —Shanghai Gold Exchange	6,629	17,698	9,647	22,816
Yintech — Shanghai Gold Exchange	—	369	—	1,901
Yintech — Tianjin and Guangdong Exchanges [4]	20,330	24,084	17,068	20,100

Note:

(4) Excluding Yintech’s mini account business on the Guangdong Precious Metals Exchange

(5) Refer to a customer account that executed at least one trade in a given period

Consolidated statements of comprehensive income of Gold Master 6

	For the years ended		For six months ended
	December 31,	December 31,	June 30,	June 30,
In RMB ‘000	2014	2015	2015	2016
	Audited	Audited	Unaudited	Unaudited
Revenues	66,517	208,194	49,086	257,872
Cost of revenues	(1,000)	(1,543)	(1,217)	(21,522)
Sales and marketing expenses	(40,946)	(92,339)	(31,138)	(145,471)
General and administrative expenses	(33,291)	(35,704)	(9,455)	(29,948)
Other incomes and expenses, net	(3,221)	(12,952)	(3,144)	(4,981)
Income before income taxes	(11,941)	65,656	4,132	55,950
Income taxes	(10)	(11,669)	14	(14,015)
Net income	(11,951)	53,987	4,146	41,935

Note: (6) Prepared based on consolidated financial statements of Gold Master’s operating subsidiaries in accordance with PRC GAAP.

Conference Call Information

The Company will host a conference call to discuss its unaudited financial results for the quarter ended June 30, 2016 as well as the acquisition of Gold Master at 8:00 a.m. Eastern Time on Wednesday, August 24, 2016 (8:00 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, August 31, 2016.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10091417

A live and archived webcast of the conference call will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the prospectus filed by the Company on April 26, 2016. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ:YIN) is the largest online provider of spot commodity trading services in China by customer trading volume in both 2014 and 2015, according to Euromonitor. The Company facilitates the trading by individual customers of silver, gold and other precious metals and commodities on China’s three leading exchanges: the Shanghai Gold Exchange, the Tianjin Precious Metals Exchange and the Guangdong Precious Metals Exchange. Yintech provides customers with comprehensive services, including account opening, investor education, market information, research, live discussion boards and real-time customer support, the majority of which, is delivered through its proprietary client software and call center.

For investor and media inquiries, please contact:

Yintech

Investor Relations Department
Phone: +86 21 2028 9009 ext 8096
E-mail: ir@baidao.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com